UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  December 6, 2021

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Shares, no par value

Item 8.  Certain Unregistered Sales of Equity Securities

All $ amounts herein are expressed in Canadian dollars

On December 6, 2021, Contact Gold Corp. (the "Company") announced closing of the final tranche of a non-brokered private placement (the "Offering"), resulting in the issuance of an additional 2,400,000 Units at a price of $0.05 per Unit for gross proceeds of $120,000.  In aggregate with the closing of the first tranche of the Offering, announced November 25, 2021, the Company has issued 60,000,000 Units, for gross proceeds of $3,000,000

Each Unit consisted of one common share in the capital of the Company ("Common Share") and one half of one Common Share purchase warrant (each whole warrant, a "Warrant"), with each Warrant entitling the holder to purchase an additional Common Share at a price of $0.075 per share for a period of 24 months from the closing date (the "Expiry Date").  In the event that at any time between four months and one day following the closing date and the Expiry Date, the Common Shares trade on the TSX Venture Exchange (the "TSXV") at a closing price which is equal to or greater than $0.15 for a period of ten consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date such notice is provided.

The Units were offered and sold pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the "U.S. Securities Act"), and without qualification under Regulation A.  Units were offered and sold: (a) outside the United States to non-U.S. persons pursuant to Rule 903 of Regulation S under the U.S. Securities Act, and (b) in the United States to "accredited investors" (as defined in Rule 501(a) of Regulation D) pursuant to Rule 506(b) of Regulation D under the U.S. Securities Act.

The securities issued pursuant to the Offering will be subject to a four month and one day statutory hold period in Canada.

The net proceeds of the Offering are expected to be used to undertake further drilling at Contact Gold's Green Springs gold project & continued exploration at the Pony Creek gold project, each located in Nevada, and for general working capital purposes.

As previously reported on Form 1-U, dated November 24, 2021, the Offering included subscriptions by several insiders of the Company, including certain officers and directors, for an aggregate of 12,770,420 Units.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:	/s/ John Wenger
John Wenger, Chief Financial Officer

Date  December 6, 2021

Index to Exhibits

Exhibit Number	Description

15.1	News release – closing of first tranche

15.2	News release – closing of second tranche